FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Wagner	Matthew	P.		First Community Bancorp (FCBP)				X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		X Officer (give title below)	Other (specify below)
	120 Wilshire Blvd.						11/04/02		President, CEO and Director

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	Santa Monica	CA	90401-2104						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/ Day/Year)	2A.	Deemed Execution Date, if any (Month/ Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		11/04/02				M			8,500	A	$15.125		45,495(1)		D

	Common Stock		11/05/02				P			5,120	A	$30.573		30,318(1)		I		IRA

(1)
Mr. Wagner's Form 4 Statement for 10/28/02, while correctly reporting aggregate direct and indirect holdings of 62,193 shares as of that date, should have reported the following direct (D) and indirect (I) totals in columns 5 and 6 of Table I: 36,995 D, 25,198 I. The incorrect D and I amounts reported in the 10/28/02 Statement were carried forward from the Form 4 Statement for July 2002, which inadvertently reported a direct purchase of 25,000 shares on July 17, 2002 which should have been reported as 15,000 D and 10,000 I.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).	(Over) SEC 1474 (9-02)

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FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/ Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/ Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Options (Right to Buy)		$15.125		11/4/02				M			8,500			09/06/01(1)	09/06/05

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	8,500				41,500(1)		D

Explanation of Responses:

(1)
The reported options for 50,000 shares became exercisable as to 16,666 shares on September 6, 2001, and as to an additional 16,667 shares on September 6, 2002, and will become exercisable as to an additional 16,667 shares on September 6, 2003.

/s/ Matthew P. Wagner	11-5-02
**Signature of Reporting Person	Date
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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